Exhibit 4.1

Execution Version

AMENDMENT NO. 2 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of January 20, 2023, by and between Genius Sports Limited, incorporated under the laws of Guernsey as a non-cellular company limited by shares (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of August 13, 2020 (as amended, the “Existing Warrant Agreement”), between dMY Technology Group, Inc. II (“dMY”) and the Warrant Agent, which was assumed by the Company pursuant to that certain Warrant Assumption Agreement dated as of April 20, 2021, by and among dMY, the Company, and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of the Registered Holders of 50% of the number of the then outstanding Public Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide for mandatory exercise of the Public Warrants, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the consent solicitation undertaken by the Company pursuant to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 50% of the then outstanding Public Warrants consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1. Amendments to Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by inserting a new Section 6.A as below:

“6.A Mandatory Exercise.

6A.1 Exercise. Notwithstanding any other provision in this Agreement to the contrary, on the Trading Day immediately following the date of this Amendment, all (and not less than all) of the outstanding Warrants that have not been exercised by the holders thereof prior to the date of this Amendment shall be exercised automatically, on a cashless basis pursuant to Section 3.3.1(f) hereof, at the office of the Warrant Agent, at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-trading day period on the New York Stock Exchange on the date which is the second trading day prior to the date of this Amendment (if and only if such Exercise Price would be less than $11.50 per share), resulting in holders of such warrants receiving 0.234 ordinary shares (or any Alternative Issuance pursuant to Section 4.5) for each Warrant held by the holder thereof (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the ordinary shares). If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50.”

2. Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3. Applicable Law. The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

4. Counterparts. This Amendment may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

5. Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

6. Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

GENIUS SPORTS LIMITED

By:	/s/ Nick Taylor
Name:	Nicholas Taylor
Title:	Chief Financial Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Michael Mullings
Name:	Michael Mullings
Title:	CCO

[Signature Page to Amendment No. 2 to Warrant Agreement]